UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For April 26, 2012	Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

4000, 421 – 7th Avenue S.W.

Calgary, Alberta, Canada  T2P 4K9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2012

CENOVUS ENERGY INC.
(Registrant)

	By:	/s/ Rachel L. Desroches
		Name:	Rachel L. Desroches
		Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	Registrant’s Report of Voting Results for the Annual Meeting of Shareholders held on April 25, 2012.

99.2

Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2012 between Cenovus Energy Inc. and CIBC Mellon Trust Company, as amended and reconfirmed by the shareholders of the Corporation at the Annual Meeting of Shareholders held on April 25, 2012.